ACCURIDE

Corporation

7140 Office Circle

P.O. Box 15600

Evansville, IN 47716-0600

Phone: (812) 962-5000

Fax: (812) 962-5400

January 14, 2008

VIA OVERNIGHT DELIVERY AND FACSIMILE
(202) 772-9202

Mr. Max A. Webb, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Mail Stop: 3561

Re:          Accuride Corporation

                File Number: 001-32483

                Form 10-K for the fiscal year ended December 31, 2006

Dear Mr. Webb:

The following represents Accuride Corporation’s (the “Company”) response to the comments of the staff of the Division of Corporation Finance in your letter, dated December 20, 2007, to Mr. Terrence J. Keating with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006.  For ease of reference each comment is repeated in italics below and followed by the Company’s response.

1.  We note that you disclosed your performance targets for annual incentive compensation in the footnotes to the Summary Compensation Table.  In future filings, please revise your proxy statement to disclose the targets, and discuss actual performance, under “Annual Performance — Based Incentive Cash Compensation” in your Compensation Discussion & Analysis.

In future filings, the Company will disclose its performance targets for annual incentive compensation and discuss the Company’s actual performance in the Compensation Discussion & Analysis (CD&A) section of the proxy statement to the extent that it determines that the annual incentives are material and the disclosure of which could not otherwise be omitted under instruction 4 to Item 402(b) of Regulation S-K because it would result in competitive harm.

2.             In future filings, please disclose under “Long-Term Incentive Plan” in your Compensation Discussion & Analysis the pre-established EBITDA targets that must be achieved in order for your executive officers to accelerate their vesting schedules.  To the extent you believe that disclosure of the targets is not required because it would resulting in competitive harm such that the targets could be excluded  under Instruction 4 to Item 402(b) of Regulation S-

K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

                In future filings the Company will disclose the EBITDA target for the year being discussed in the CD&A and whether or not such target was achieved for that year, resulting in acceleration of stock appreciation rights (“SARs”) vesting for that year.  Please note that the EBITDA targets related to the annual acceleration of vesting opportunity are not set at the time the SAR is granted.  Rather, the EBITDA targets for a year are set at the beginning of each year by the Compensation Committee.  In future filings the Company will clarify that fact.

*              *              *

Accuride Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and Accuride Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with the telephone conversation of January 8, 2008 between Robin Struve of Latham & Watkins, LLP and Daniel Morris of the Division of Corporate Finance, we are filing this response letter within ten days of receipt by the Company of the comments of the Staff dated December 20, 2007.  If you have any questions or comments in connection with this response please call the undersigned at (812) 962-5059, or Christopher Lueking of Latham & Watkins LLP at (312) 876-7680.

Very truly yours,

/s/ David K. Armstrong

David K. Armstrong
Senior Vice President/Chief Financial Officer, General Counsel and Secretary

cc:           Terrence J. Keating

        Christopher Lueking